Filed by QCR Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Federal Bancshares, Inc.

Commission File Number: 000-23325

PRESS RELEASE	FOR IMMEDIATE RELEASE

QCR Holdings, Inc. Announces Net Income of $27.0 Million for the Fourth Quarter and Record Net Income of $98.9 Million for the Full Year 2021

Fourth Quarter and Full Year 2021 Highlights

•	Record annual net income of $98.9 million, or $6.20 per diluted share
•	Quarterly net income of $27.0 million, or $1.71 per diluted share
•	Adjusted quarterly net income (non-GAAP) of $27.4 million, or $1.73 per diluted share
•	Record adjusted quarterly net interest income (non-GAAP) of $49.2 million, a 6.1% annualized increase compared to the third quarter of 2021
•	Net Interest Margin (“NIM”) of 3.29% and Adjusted NIM (TEY)(non-GAAP) of 3.49% for the quarter
•	Loan and lease growth of 12.0% (annualized) for the quarter and 16.9% for the full year, excluding SBA Paycheck Protection Program (“PPP”) loans (non-GAAP)
•	Annualized core deposit growth of 4.3% for the quarter and 7.2% for the full year
•	Nonperforming assets improved by 60% for the quarter and 80% for the full year and now represent only 0.05% of total assets
•	Allowance for credit losses (“ACL”) to total loans/leases of 1.69%, excluding PPP loans (non-GAAP)

Moline, IL, January 25, 2022 -- QCR Holdings, Inc. (NASDAQ: QCRH) (the “Company”) today announced net income of $27.0 million and diluted earnings per share (“EPS”) of $1.71 for the fourth quarter of 2021, compared to net income of $31.6 million and diluted EPS of $1.99 for the third quarter of 2021. For the full year, the Company reported record net income of $98.9 million, or $6.20 per diluted share.

The Company reported adjusted net income (non-GAAP) of $27.4 million and adjusted diluted EPS of $1.73 for the fourth quarter of 2021, compared to adjusted net income (non-GAAP) of $31.6 million and adjusted diluted EPS of $1.99 for the third quarter of 2021. For the fourth quarter of 2020, net income and diluted EPS were $18.3 million and $1.14, respectively, and adjusted net income (non-GAAP) and adjusted diluted EPS were $19.1 million and $1.20, respectively.

	For the Quarter Ended
	December 31,	September 30,	December 31,
$ in millions (except per share data)	2021	2021	2020
Net Income	$27.0	$31.6	$18.3
Diluted EPS	$1.71	$1.99	$1.14
Adjusted Net Income (non-GAAP)	$27.4	$31.6	$19.1
Adjusted Diluted EPS (non-GAAP)	$1.73	$1.99	$1.20

Adjusted non-GAAP measurements of financial performance exclude non-recurring income and expense items that management believes are not reflective of the anticipated future operation of the Company’s business. The Company believes these measurements provide a better comparison for analysis and may provide a better indicator of future performance. See GAAP to non-GAAP reconciliations.

“We are very pleased with our 2021 financial performance, highlighted by record net income and earnings per share,” said Larry J. Helling, Chief Executive Officer. “Our strong results were driven by robust loan growth of 17% for the year as we capitalized on strengthening economic conditions in our markets as well as the value that our clients place on relationship-based community banking. Additionally, we expanded our net interest margin, produced solid fee income, carefully managed expenses and maintained excellent credit quality.”

“In November, we were excited to announce the anticipated acquisition of Guaranty Federal Bancshares, Inc. which will enhance our market share in the vibrant Springfield and southwest Missouri markets. It will enable us to extend our high-performing and profitable niche business lines into those markets. We expect this transaction to close late in the first quarter or early in the second quarter and look forward to welcoming Guaranty Bank to the team.”

Annualized Loan and Lease Growth of 12.0% for the Quarter and 16.9% for the Year, excluding PPP Loans (non-GAAP)

During the fourth quarter of 2021, the Company’s loans and leases, excluding PPP loans (non-GAAP), increased $135.8 million to a total of $4.7 billion. Loan and lease growth, excluding PPP loans (non-GAAP) during the quarter was 12.0% on an annualized basis and was funded by core deposit growth and some excess liquidity. Core deposits (excluding brokered deposits) increased by $52.0 million during the quarter. The Company’s wholesale funding portfolio has been reduced to predominately subordinated debt that qualifies as regulatory capital.

“Our continued robust loan growth was driven by strength in both our traditional commercial lending and leasing business and our Specialty Finance Group,” added Helling. “We believe this is a testament to the underlying economic strength across our markets and our relationship-based community banking model, emphasizing the importance of strong relationships with new and existing clients. Given our current pipeline, we are targeting organic loan growth for the full year 2022 of between 8% and 10%, consistent with our long-term goals.”

Record Net Interest Income of $46.5 million

Net interest income for the fourth quarter of 2021 totaled a record $46.5 million, compared to $46.2 million for the third quarter of 2021 and $43.7 million for the fourth quarter of 2020. Adjusted net interest income (non-GAAP) during the quarter was $49.2 million, an increase of $744 thousand, or 1.5%, from the prior quarter, primarily due to the strong loan/lease growth. Adjusted net interest income (non-GAAP) was $45.3 million for the fourth quarter of 2020. Acquisition-related net accretion totaled $88 thousand for the fourth quarter of 2021, down from $456 thousand in the third quarter of 2021 and down from $1.1 million for the fourth quarter of 2020.

In the fourth quarter, reported NIM was 3.29% and tax-equivalent yield basis (non-GAAP) NIM was 3.50%, compared to 3.36% and 3.56% in the prior quarter, respectively. Adjusted NIM (non-GAAP), which excludes acquisition-related net accretion, was 3.49%, compared to 3.53% in the third quarter. The slight decrease in Adjusted NIM (non-GAAP) during the quarter was primarily due to a 4 basis point decrease in the yield on earning assets (adjusted for acquisition-related net accretion, non-GAAP) driven by slightly lower loan and securities yields and some elevated excess liquidity. However, adjusted NIM benefited from a 1 basis point decline in the total cost of interest-bearing funds, mainly due to mix.

	For the Quarter Ended
	December 31,	September 30,	December 31,
	2021	2021	2020
NIM	3.29%	3.36%	3.25%
NIM (TEY)(non-GAAP) *	3.50%	3.56%	3.45%
Adjusted NIM (TEY)(non-GAAP) *	3.49%	3.53%	3.37%

* See GAAP to non-GAAP reconciliations

“We grew net interest income to record levels in the quarter, driven by our continued strong loan growth and our ability to protect and actually expand NIM in this challenging interest rate environment,” said Todd A. Gipple, President, Chief Operating Officer and Chief Financial Officer. “While reported adjusted NIM declined by 4 basis points this quarter, the decline was approximately two basis points when excluding the impact of lower PPP income and elevated excess liquidity, matching our guidance for the quarter. We had elevated liquidity during much of the quarter, driven by strong seasonal deposit growth with the majority of our strong loan growth occurring in December.”

Noninterest Income of $23.0 million

Noninterest income for the fourth quarter of 2021 totaled $23.0 million, compared to $34.7 million for the third quarter of 2021. The decrease was primarily due to an $11.9 million decrease in capital markets revenue from swap fees, down from the elevated amount in the prior quarter, which benefited from a number of swap transactions that were scheduled to close in the second quarter carrying over into the third quarter. Wealth management revenue was $3.9 million for the quarter, up 3.2% from the third quarter.

“Capital markets revenue from swap fees totaled $13.0 million for the quarter and $61.0 million for the full year,” added Gipple. “Capital markets revenue from swap fees has averaged $17.0 million for the last eight quarters, which gives us confidence in the sustainability of this important source of fee income and supports our continued guidance range of $14 to $18 million per quarter.”

Noninterest Expenses of $39.4 million

Noninterest expense for the fourth quarter of 2021 totaled $39.4 million, compared to $41.4 million for the third quarter of 2021 and $46.4 million for the fourth quarter of 2020. The linked-quarter decrease was primarily due to lower performance-based salary and benefits expense of $3.4 million, mainly the result of a decrease in capital markets revenue production from swap fees. Partially offsetting this decrease was a $584 thousand increase in advertising and marketing and $624 thousand in acquisition costs. Additionally, in the third quarter of 2021, the Company recorded a $1.5 million charge related to the write-down of certain fixed assets and a $1.3 million net gain on the sale of other real estate.

Asset Quality Remains Strong and NPAs Improved

Nonperforming assets (“NPAs”) totaled $2.8 million at the end of the fourth quarter, a decrease of $4.1 million from the third quarter of 2021. The decrease was primarily due to the payoff of one nonaccrual loan during the quarter. The ratio of NPAs to total assets improved to 0.05% as of December 31, 2021, compared to 0.11% as of September 30, 2021, and 0.25% as of December 31, 2020. In addition, the Company’s criticized loans and classified loans to total loans and leases decreased to 2.47% and 1.14%, respectively, from 2.57% and 1.29% as of September 30, 2021.

The Company recorded a $3.2 million negative provision for credit losses in the fourth quarter of 2021, primarily due to continued strong asset quality and a corresponding reduction in the qualitative factor related to the pandemic. As of December 31, 2021, the ACL on total loans/leases was 1.68%, compared to 1.75% as of September 30, 2021. Excluding PPP loans of $28 million, the ACL to total loans/leases as of December 31, 2021, was 1.69% (non-GAAP).

Continued Strong Capital Levels

As of December 31, 2021, the Company’s total risk-based capital ratio was 14.92%, the common equity tier 1 ratio was 10.88% and the tangible common equity to tangible assets ratio (non-GAAP) was 9.87%. By comparison, these respective ratios were 14.64%, 10.55% and 9.54% as of September 30, 2021.

Focus on Three Strategic Long-Term Initiatives

As part of the Company’s ongoing efforts to grow earnings and drive attractive long-term returns for shareholders, it continues to operate under three key strategic long-term initiatives:

•	Generate organic loan and lease growth of 9% per year, funded by core deposits;
•	Grow fee-based income by at least 6% per year; and
•	Limit our annual operating expense growth to 5% per year.

Conference Call Details

The Company will host an earnings call/webcast tomorrow, January 26, 2022, at 10:00 a.m. Central Time. Dial-in information for the call is toll-free: 888-346-9286 (international 412-317-5253). Participants should request to join the QCR Holdings, Inc. call. The event will be available for replay through February 02, 2022. The replay access information is 877-344-7529 (international 412-317-0088); access code 2205260. A webcast of the teleconference can be accessed at the Company’s News and Events page at www.qcrh.com. An archived version of the webcast will be available at the same location shortly after the live event has ended.

About Us

QCR Holdings, Inc., headquartered in Moline, Illinois, is a relationship-driven, multi-bank holding company serving the Quad Cities, Cedar Rapids, Cedar Valley, Des Moines/Ankeny and Springfield communities through its wholly-owned subsidiary banks. The banks provide full-service commercial and consumer banking and trust and wealth management services. Quad City Bank & Trust Company, based in Bettendorf, Iowa, commenced operations in 1994, Cedar Rapids Bank & Trust Company, based in Cedar Rapids, Iowa, commenced operations in 2001, Community State Bank, based in Ankeny, Iowa, was acquired by the Company in 2016, and Springfield First Community Bank, based in Springfield, Missouri, was acquired by the Company in 2018. Additionally, the Company serves the Waterloo/Cedar Falls, Iowa community through Community Bank & Trust, a division of Cedar Rapids Bank & Trust Company. Quad City Bank & Trust Company offers equipment loans and leases to businesses through its wholly-owned subsidiary, m2 Equipment Finance, LLC, based in Milwaukee, Wisconsin, and also provides correspondent banking services. The Company has 24 locations in Iowa, Missouri, Wisconsin and Illinois. As of December 31, 2021, the Company had approximately $6.1 billion in assets, $4.7 billion in loans and $4.9 billion in deposits. For additional information, please visit the Company’s website at www.qcrh.com.

Special Note Concerning Forward-Looking Statements. This document contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “predict,” “suggest,” “appear,” “plan,” “intend,” “estimate,” ”annualize,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local, state, national and international economies; (ii) the economic impact of any future terrorist threats and attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or other threats thereof, or other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse external events; (iii) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies, the FASB or the PCAOB; (iv) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (v) changes in interest rates and prepayment rates of the Company’s assets (including the impact of LIBOR phase-out); (vi) increased competition in the financial services sector and the inability to attract new customers; (vii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (viii) unexpected results of acquisitions, which may include failure to realize the anticipated benefits of acquisitions and the possibility that transaction costs may be greater than anticipated; (ix) the loss of key executives or employees; (x) changes in consumer spending; (xi) unexpected outcomes of existing or new litigation involving the Company; (xii) the economic impact of exceptional weather occurrences such as tornadoes, floods and blizzards; and (xiii) the ability of the Company to manage the risks associated with the foregoing as well as anticipated. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

QCR Holdings, Inc. (“QCR Holdings”) has filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction with Guaranty Federal Bancshares, Inc. (“Guaranty”). The registration statement includes a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus because it contains important information about QCR Holdings, Guaranty and the proposed transaction. This document and other documents relating to the proposed transaction filed by QCR Holdings and Guaranty can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings or by accessing Guaranty’s website at investors.gbankmo.com under the tab "Investor Menu" and then under "SEC Filings.” Alternatively, these documents can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Guaranty, upon written request to Guaranty Federal Bancshares, Inc., Attention: Ms. Vicki Lindsay, Corporate Secretary, 2144 S. Republic Road, Suite F200, Springfield, Missouri 65804.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Guaranty Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found, respectively, in the definitive proxy statement of QCR Holdings relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 8, 2021 and the definitive proxy statement of Guaranty relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 12, 2021. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants are also included in the proxy statement/prospectus regarding the proposed transaction.

Contacts:

Todd A. Gipple	Kim K. Garrett
President	Vice President
Chief Operating Officer	Corporate Communications
Chief Financial Officer	Investor Relations Manager
(309) 743-7745	(319) 743-7006
tgipple@qcrh.com	kgarrett@qcrh.com

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

	As of
	December 31,	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2021	2020

	(dollars in thousands)
CONDENSED BALANCE SHEET
Cash and due from banks	$37,490	$57,310	$55,598	$78,814	$61,329
Federal funds sold and interest-bearing deposits	87,662	70,826	88,780	55,056	95,676
Securities, net of allowance for credit losses	810,215	828,719	810,445	799,825	838,131
Net loans/leases	4,601,411	4,519,060	4,338,811	4,279,220	4,166,753
Intangibles	9,349	9,857	10,365	10,873	11,381
Goodwill	74,066	74,066	74,066	74,066	74,066
Derivatives	222,220	198,393	193,395	122,668	222,757
Other assets	253,719	256,277	255,952	246,872	234,950
Total assets	$6,096,132	$6,014,508	$5,827,412	$5,667,394	$5,705,043

Total deposits	$4,922,772	$4,871,828	$4,688,935	$4,631,782	$4,599,137
Total borrowings	170,805	183,514	198,908	188,601	177,114
Derivatives	225,135	201,450	196,092	125,863	229,270
Other liabilities	100,410	107,902	113,001	112,429	105,729
Total stockholders' equity	677,010	649,814	630,476	608,719	593,793
Total liabilities and stockholders' equity	$6,096,132	$6,014,508	$5,827,412	$5,667,394	$5,705,043

ANALYSIS OF LOAN PORTFOLIO
Loan/lease mix: (1)
Commercial and industrial - revolving	$248,483	$175,155	$182,882	$168,842
Commercial and industrial - other	1,346,602	1,465,580	1,505,384	1,616,144
Commercial real estate, owner occupied	421,701	434,014	427,734	461,272
Commercial real estate, non-owner occupied	646,500	644,850	618,879	610,582
Construction and land development	918,571	852,418	708,289	607,798
Multi-family	600,412	529,727	466,804	396,272
Direct financing leases	45,191	50,237	56,153	60,134
1-4 family real estate	377,361	376,067	382,142	368,927
Consumer	75,311	71,682	69,438	71,080
Total loans/leases	$4,680,132	$4,599,730	$4,417,705	$4,361,051
Less allowance for credit losses (2)	78,721	80,670	78,894	81,831
Net loans/leases	$4,601,411	$4,519,060	$4,338,811	$4,279,220

Loan/lease mix: (1)
Commercial and industrial loans	$1,584,922	$1,634,047	$1,680,853	$1,779,062	$1,726,723
Commercial real estate loans	2,675,103	2,550,160	2,319,423	2,174,897	2,107,629
Direct financing leases	44,623	49,585	55,371	59,229	66,016
Residential real estate loans	275,552	270,522	268,193	254,900	252,121
Installment and other consumer loans	86,311	85,363	86,925	87,053	91,302
Deferred loan/lease origination costs, net of fees	13,621	10,053	6,940	5,910	7,338
Total loans/leases	$4,680,132	$4,599,730	$4,417,705	$4,361,051	$4,251,129
Less allowance for credit losses (2)	78,721	80,670	78,894	81,831	84,376
Net loans/leases	$4,601,411	$4,519,060	$4,338,811	$4,279,220	$4,166,753

ANALYSIS OF SECURITIES PORTFOLIO
Securities mix:
U.S. government sponsored agency securities	$23,328	$23,689	$14,670	$14,581	$15,336
Municipal securities	639,799	649,486	641,603	614,649	627,523
Residential mortgage-backed and related securities	94,323	100,744	106,139	118,051	132,842
Asset backed securities	27,124	30,607	31,778	39,815	40,683
Other securities	25,839	24,367	16,429	12,903	21,747
Total securities	$810,413	$828,893	$810,619	$799,999	$838,131
Less allowance for credit losses (2)	198	174	174	174	-
Net securities	$810,215	$828,719	$810,445	$799,825	$838,131

ANALYSIS OF DEPOSITS
Deposit mix:
Noninterest-bearing demand deposits	$1,268,788	$1,342,273	$1,258,885	$1,269,578	$1,145,378
Interest-bearing demand deposits	3,232,633	3,086,711	2,976,696	2,916,054	2,987,469
Time deposits	421,348	441,743	452,171	445,067	460,659
Brokered deposits	3	1,101	1,183	1,084	5,631
Total deposits	$4,922,772	$4,871,828	$4,688,935	$4,631,782	$4,599,137

ANALYSIS OF BORROWINGS
Borrowings mix:
Term FHLB advances	$-	$-	$-	$-	$-
Overnight FHLB advances (3)	15,000	30,000	40,000	25,000	15,000
FRB borrowings	-	-	-	-	-
Other short-term borrowings	3,800	1,600	7,070	6,840	5,430
Subordinated notes	113,850	113,811	113,771	118,731	118,691
Junior subordinated debentures	38,155	38,103	38,067	38,030	37,993
Total borrowings	$170,805	$183,514	$198,908	$188,601	$177,114

(1)	The Company adopted ASU 2016-13 "CECL", effective January 1, 2021, which included a change in class of receivable and segment categories.
(2)	The Company adopted ASU 2016-13 "CECL", effective January 1, 2021, which requires an allowance for credit losses ("ACL") on loans/leases, off-balance sheet ("OBS") exposures and held to maturity ("HTM") securities, recorded through the income statement within the provision for credit losses. The Day 1 adjustments to ACL were as follows: loans/leases ($8.1) million, OBS $9.1 million, HTM securities $183 thousand.
(3)	At the most recent quarter-end, the weighted-average rate of these overnight borrowings was 0.31%.

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

	For the Quarter Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2021	2020

	(dollars in thousands, except per share data)
INCOME STATEMENT
Interest income	$52,020	$51,667	$48,903	$47,565	$49,851
Interest expense	5,507	5,438	5,387	5,590	6,144
Net interest income	46,513	46,229	43,516	41,975	43,707
Provision for credit losses (1)	(3,227)	-	-	6,713	7,080
Net interest income after provision for loan/lease losses	$49,740	$46,229	$43,516	$35,262	$36,627

Trust department fees	$2,843	$2,714	$2,848	$2,801	$2,388
Investment advisory and management fees	1,047	1,054	1,039	940	926
Deposit service fees	1,644	1,588	1,492	1,408	1,875
Gain on sales of residential real estate loans	922	954	1,184	1,337	1,462
Gain on sales of government guaranteed portions of loans	227	-	-	-	224
Swap fee income/capital markets revenue	12,982	24,885	9,568	13,557	21,402
Securities gains (losses), net	-	-	(88)	-	617
Earnings on bank-owned life insurance	470	446	451	471	461
Debit card fees	1,072	1,085	1,084	975	923
Correspondent banking fees	266	265	269	314	270
Other	1,512	1,661	1,449	1,686	1,469
Total noninterest income	$22,985	$34,652	$19,296	$23,489	$32,017

Salaries and employee benefits	$24,809	$28,207	$23,044	$24,847	$30,446
Occupancy and equipment expense	3,723	4,122	3,965	4,108	4,917
Professional and data processing fees	3,866	3,568	3,702	3,443	3,871
Acquisition costs	624	-	-	-	-
Post-acquisition compensation, transition and integration costs	-	-	-	-	25
Disposition costs	5	-	-	8	64
FDIC insurance, other insurance and regulatory fees	1,316	1,108	986	1,065	1,272
Loan/lease expense	606	308	457	300	465
Net cost of (income from) and gains/losses on operations of other real estate	-	(1,346)	(113)	39	(4)
Advertising and marketing	1,679	1,095	853	627	1,276
Bank service charges	553	525	572	523	523
Losses on liability extinguishment	-	-	-	-	1,457
Correspondent banking expense	200	201	198	200	205
Intangibles amortization	508	508	508	508	521
Loss (gain) on sale of subsidiary	-	-	-	-	(147)
Other	1,523	3,091	1,503	1,560	1,473
Total noninterest expense	$39,412	$41,387	$35,675	$37,228	$46,364

Net income before income taxes	$33,313	$39,494	$27,137	$21,523	$22,280
Federal and state income tax expense	6,304	7,929	4,788	3,541	4,009
Net income	$27,009	$31,565	$22,349	$17,982	$18,271

Basic EPS	$1.73	$2.02	$1.41	$1.14	$1.16
Diluted EPS	$1.71	$1.99	$1.39	$1.12	$1.14

Weighted average common shares outstanding	15,582,276	15,635,123	15,813,932	15,803,643	15,775,596
Weighted average common and common equivalent shares outstanding	15,838,246	15,869,798	16,045,239	16,025,548	15,973,054

(1) Provision for credit losses only included provision for loans/leases for years prior to 2021.

QCR Holdings, Inc.
Consolidated Financial Highlights
(Unaudited)

	For Year Ended
	December 31,	December 31,
	2021	2020

	(dollars in thousands, except per share data)
INCOME STATEMENT
Interest income	$200,155	$198,373
Interest expense	21,922	31,423
Net interest income	178,233	166,950
Provision for credit losses (1)	3,486	55,704
Net interest income after provision for loan/lease losses	$174,747	$111,246

Trust department fees	$11,206	$9,207
Investment advisory and management fees	4,080	5,318
Deposit service fees	6,132	6,041
Gain on sales of residential real estate loans	4,397	4,680
Gain on sales of government guaranteed portions of loans	227	224
Swap fee income/capital markets revenue	60,992	74,821
Securities gains (losses), net	(88)	2,484
Earnings on bank-owned life insurance	1,838	1,904
Debit card fees	4,216	3,402
Correspondent banking fees	1,114	903
Other	6,308	4,814
Total noninterest income	$100,422	$113,798

Salaries and employee benefits	$100,907	$96,268
Occupancy and equipment expense	15,918	16,504
Professional and data processing fees	14,579	14,644
Acquisition costs	624	-
Post-acquisition compensation, transition and integration costs	-	214
Disposition costs	13	690
FDIC insurance, other insurance and regulatory fees	4,475	4,164
Loan/lease expense	1,671	1,435
Net cost of (income from) and gains/losses on operations of other real estate	(1,420)	(307)
Advertising and marketing	4,254	3,260
Bank service charges	2,173	2,016
Losses on liability extinguishment	-	3,907
Correspondent banking expense	799	838
Intangibles amortization	2,032	2,149
Goodwill impairment	-	500
Loss on sale of subsidiary	-	158
Other	7,677	5,315
Total noninterest expense	$153,702	$151,755

Net income before income taxes	$121,467	$73,289
Federal and state income tax expense	22,562	12,707
Net income	$98,905	$60,582

Basic EPS	$6.30	$3.84
Diluted EPS	$6.20	$3.80

Weighted average common shares outstanding	15,708,744	15,771,650
Weighted average common and common equivalent shares outstanding	15,944,708	15,952,637

(1) Provision for credit losses only included provision for loans/leases for years prior to 2021.

QCR Holdings, Inc.
Consolidated Financial Highlights
(Unaudited)

	As of and for the Quarter Ended					For the Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
	2021	2021	2021	2021	2020	2021	2020

	(dollars in thousands, except per share data)
COMMON SHARE DATA
Common shares outstanding	15,613,460	15,590,428	15,763,522	15,843,732	15,805,711
Book value per common share (1)	$43.36	$41.68	$40.00	$38.42	$37.57
Tangible book value per common share (Non-GAAP) (2)	$38.02	$36.30	$34.64	$33.06	$32.16
Closing stock price	$56.00	$51.44	$48.09	$47.22	$39.59
Market capitalization	$874,354	$801,972	$758,068	$748,141	$625,748
Market price / book value	129.15%	123.42%	120.24%	122.90%	105.38%
Market price / tangible book value	147.30%	141.72%	138.83%	142.83%	123.09%
Earnings per common share (basic) LTM (3)	$6.30	$5.73	$4.81	$4.27	$3.84
Price earnings ratio LTM (3)	8.88 x	8.98 x	10.00 x	11.06 x	10.31x
TCE / TA (Non-GAAP) (4)	9.87%	9.54%	9.51%	9.38%	9.05%

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Beginning balance	$649,814	$630,476	$608,719	$593,793	$572,613
Cumulative effect from the adoption of ASU 2016-13 "CECL"	-	-	-	(937)	-
Net income	27,009	31,565	22,349	17,982	18,271
Other comprehensive income (loss), net of tax	295	(2,546)	4,179	(1,751)	3,157
Common stock cash dividends declared	(935)	(946)	(951)	(949)	(947)
Repurchase and cancellation of shares of common stock as a result of a share repurchase program	-	(9,367)	(4,800)	-	-
Other (5)	827	632	980	581	699
Ending balance	$677,010	$649,814	$630,476	$608,719	$593,793

REGULATORY CAPITAL RATIOS (6):
Total risk-based capital ratio	14.92%	14.64%	14.72%	14.85%	14.95%
Tier 1 risk-based capital ratio	11.58%	11.26%	11.26%	11.31%	11.34%
Tier 1 leverage capital ratio	10.46%	10.28%	10.29%	10.10%	9.49%
Common equity tier 1 ratio	10.88%	10.55%	10.52%	10.55%	10.55%

KEY PERFORMANCE RATIOS AND OTHER METRICS
Return on average assets (annualized)	1.76%	2.11%	1.56%	1.27%	1.25%	1.68%	1.08%
Return on average total equity (annualized)	16.23%	19.30%	14.33%	11.91%	12.43%	15.52%	10.70%
Net interest margin	3.29%	3.36%	3.28%	3.26%	3.25%	3.30%	3.28%
Net interest margin (TEY) (Non-GAAP)(7)	3.50%	3.56%	3.46%	3.43%	3.45%	3.49%	3.44%
Efficiency ratio (Non-GAAP) (8)	56.71%	51.17%	56.80%	56.87%	61.23%	55.16%	54.05%
Gross loans and leases / total assets	76.77%	76.48%	75.81%	76.95%	74.52%	76.77%	74.81%
Gross loans and leases / total deposits	95.07%	94.41%	94.22%	94.15%	92.43%	95.07%	92.43%
Effective tax rate	18.92%	20.08%	17.64%	16.45%	17.99%	18.57%	17.34%
Full-time equivalent employees	726	724	725	720	714	726	714

AVERAGE BALANCES
Assets	$6,121,446	$5,982,583	$5,761,314	$5,691,097	$5,842,299	$5,890,042	$5,604,074
Loans/leases	4,608,111	4,529,136	4,412,322	4,271,782	4,250,951	4,456,461	4,031,567
Deposits	4,983,869	4,779,876	4,709,732	4,628,889	4,742,602	4,776,575	4,540,266
Total stockholders' equity	665,698	654,186	624,000	604,012	588,042	637,190	566,240

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets (Non-GAAP).
(3) LTM : Last twelve months.
(4) TCE / TCA : tangible common equity / total tangible assets. See GAAP to non-GAAP reconciliations.
(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.
(6) Ratios for the current quarter are subject to change upon final calculation for regulatory filings due after earnings release.
(7) TEY : Tax equivalent yield. See GAAP to Non-GAAP reconciliations.
(8) See GAAP to Non-GAAP reconciliations.

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

ANALYSIS OF NET INTEREST INCOME AND MARGIN

	For the Quarter Ended
	December 31, 2021			September 30, 2021			December 31, 2020
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost

	(dollars in thousands)
Fed funds sold	$3,334	$1	0.09%	$3,030	$1	0.10%	$1,216	$1	0.08%
Interest-bearing deposits at financial institutions	161,514	63	0.15%	99,024	39	0.16%	279,024	82	0.12%
Securities (1)	810,334	7,514	3.70%	799,471	7,646	3.82%	795,696	7,207	3.62%
Restricted investment securities	18,929	231	4.78%	20,910	262	4.97%	18,790	236	4.92%
Loans (1)	4,608,111	47,010	4.05%	4,529,136	46,427	4.07%	4,250,951	44,956	4.21%
Total earning assets (1)	$5,602,222	$54,819	3.89%	$5,451,571	$54,375	3.96%	$5,345,677	$52,482	3.91%

Interest-bearing deposits	$3,231,477	$2,401	0.29%	$3,041,941	$2,183	0.28%	$3,033,119	$2,060	0.27%
Time deposits	442,835	963	0.86%	461,210	1,090	0.94%	530,813	1,752	1.31%
Short-term borrowings	2,484	1	0.12%	6,858	1	0.10%	19,115	3	0.17%
Federal Home Loan Bank advances	4,141	3	0.31%	54,293	41	0.30%	33,207	80	0.94%
Subordinated debentures	113,829	1,554	5.46%	113,789	1,554	5.46%	118,612	1,678	5.66%
Junior subordinated debentures	38,132	584	5.99%	38,084	569	5.84%	37,969	571	5.88%
Total interest-bearing liabilities	$3,832,898	$5,506	0.57%	$3,716,175	$5,438	0.58%	$3,772,835	$6,144	0.64%

Net interest income (1)		$49,313			$48,937			$46,338
Net interest margin (2)			3.29%			3.36%			3.25%
Net interest margin (TEY) (Non-GAAP) (1) (2) (3)			3.50%			3.56%			3.45%
Adjusted net interest margin (TEY) (Non-GAAP) (1) (2) (3)			3.49%			3.53%			3.37%

	For the Year Ended
	December 31, 2021			December 31, 2020
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost

	(dollars in thousands)
Fed funds sold	$1,964	$2	0.10%	$2,398	$19	0.79%
Interest-bearing deposits at financial institutions	116,421	173	0.15%	315,616	669	0.21%
Securities (1)	804,636	29,504	3.66%	715,808	26,773	3.74%
Restricted investment securities	19,386	950	4.83%	20,270	1,031	5.00%
Loans (1)	4,456,461	179,738	4.03%	4,031,567	178,097	4.42%
Total earning assets (1)	$5,398,868	$210,367	3.90%	$5,085,659	$206,589	4.06%

Interest-bearing deposits	$3,058,917	$8,621	0.28%	$2,797,669	$11,980	0.43%
Time deposits	448,191	4,679	1.04%	690,222	11,289	1.64%
Short-term borrowings	6,281	5	0.08%	22,625	84	0.37%
Federal Home Loan Bank advances	23,389	70	0.30%	74,167	1,087	1.44%
Subordinated debentures	115,398	6,272	5.44%	83,404	4,697	5.63%
Junior subordinated debentures	38,067	2,276	5.90%	37,913	2,286	5.93%
Total interest-bearing liabilities	$3,690,243	$21,923	0.59%	$3,706,000	$31,423	0.85%

Net interest income (1)		$188,444			$175,166
Net interest margin (2)			3.30%			3.28%
Net interest margin (TEY) (Non-GAAP) (1) (2) (3)			3.49%			3.44%
Adjusted net interest margin (TEY) (Non-GAAP) (1) (2) (3)			3.47%			3.38%

(1) Includes nontaxable securities and loans.  Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 21% tax rate.

(2) See "Select Financial Data - Subsidiaries" for a breakdown of amortization/accretion included in net interest margin for each period presented.

(3) TEY : Tax equivalent yield.  See GAAP to Non-GAAP reconciliations.

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

	As of
	December 31,	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2021	2020

	(dollars in thousands, except per share data)
ROLLFORWARD OF ALLOWANCE FOR CREDIT LOSSES ON LOANS/LEASES
Beginning balance	$80,670	$78,894	$81,831	$84,376	$79,582
Adoption of ASU 2016-13 "CECL" - Day 1 adjustment	-	-	-	(8,102)	-
Provision charged to expense	(2,045)	1,895	(141)	5,993	7,080
Loans/leases charged off	(375)	(287)	(3,163)	(713)	(2,779)
Recoveries on loans/leases previously charged off	471	168	367	277	493
Ending balance	$78,721	$80,670	$78,894	$81,831	$84,376

NONPERFORMING ASSETS
Nonaccrual loans/leases	$2,759	$6,818	$8,230	$13,863	$13,940
Accruing loans/leases past due 90 days or more	1	14	57	-	3
Total nonperforming loans/leases	2,760	6,832	8,287	13,863	13,943
Other real estate owned	-	-	1,820	173	20
Other repossessed assets	-	-	-	50	135
Total nonperforming assets	$2,760	$6,832	$10,107	$14,086	$14,098

ASSET QUALITY RATIOS
Nonperforming assets / total assets	0.05%	0.11%	0.17%	0.25%	0.25%
ACL for loans and leases / total loans/leases (1)	1.68%	1.75%	1.79%	1.88%	1.98%
ACL for loans and leases / nonperforming loans/leases (1)	2852.21%	1180.77%	952.02%	590.28%	605.15%
Net charge-offs as a % of average loans/leases	0.00%	0.00%	0.06%	0.01%	0.05%

INTERNALLY ASSIGNED RISK RATING (2)
Special mention (rating 6)	$62,510	$58,634	$51,613	$53,466	$71,482
Substandard (rating 7)	53,159	59,402	79,719	84,982	66,081
Doubtful (rating 8)	-	-	-	-	-
	$115,669	$118,036	$131,332	$138,448	$137,563

Criticized loans (3)	$115,669	$118,036	$131,332	$138,448	$137,563
Classified loans (4)	53,159	59,402	79,719	84,982	66,081

Criticized loans as a % of total loans/leases	2.47%	2.57%	2.97%	3.17%	3.24%
Classified loans as a % of total loans/leases	1.14%	1.29%	1.80%	1.95%	1.55%

(1)	Prior to adoption of ASU 2016-13 "CECL", upon acquisition and per GAAP, acquired loans were recorded at market value, which eliminates the allowance and impacts this ratio. There have been no acquisitions since adopting ASU 2016-13 "CECL", which requires an allowance to be established on acquired loans.
(2)	Amounts exclude the government guaranteed portion, if any. The Company assigns internal risk ratings of Pass (Rating 2) for the government guaranteed portion.
(3)	Criticized loans are defined as C&I and CRE loans with internally assigned risk ratings of 6, 7, or 8, regardless of performance.
(4)	Classified loans are defined as C&I and CRE loans with internally assigned risk ratings of 7 or 8, regardless of performance.

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

	For the Quarter Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
SELECT FINANCIAL DATA - SUBSIDIARIES	2021	2021	2020	2021	2020

	(dollars in thousands)
TOTAL ASSETS
Quad City Bank and Trust (1)	$2,142,345	$2,106,631	$2,153,773
m2 Equipment Finance, LLC	266,588	259,543	243,090
Cedar Rapids Bank and Trust	2,030,279	2,019,018	1,957,695
Community State Bank - Ankeny	1,168,606	1,140,933	1,004,183
Springfield First Community Bank	882,885	880,143	779,955

TOTAL DEPOSITS
Quad City Bank and Trust (1)	$1,849,313	$1,797,969	$1,866,635
Cedar Rapids Bank and Trust	1,504,992	1,526,144	1,378,108
Community State Bank - Ankeny	1,020,548	994,042	875,400
Springfield First Community Bank	590,164	605,947	569,036

TOTAL LOANS & LEASES
Quad City Bank and Trust (1)	$1,650,234	$1,636,170	$1,556,762
m2 Equipment Finance, LLC	270,274	262,962	244,325
Cedar Rapids Bank and Trust	1,437,808	1,410,160	1,362,056
Community State Bank - Ankeny	866,952	834,533	707,681
Springfield First Community Bank	725,139	718,867	624,629

TOTAL LOANS & LEASES / TOTAL DEPOSITS
Quad City Bank and Trust (1)	89%	91%	83%
Cedar Rapids Bank and Trust	96%	92%	99%
Community State Bank - Ankeny	85%	84%	81%
Springfield First Community Bank	123%	119%	110%

TOTAL LOANS & LEASES / TOTAL ASSETS
Quad City Bank and Trust (1)	77%	78%	72%
Cedar Rapids Bank and Trust	71%	70%	70%
Community State Bank - Ankeny	74%	73%	70%
Springfield First Community Bank	82%	82%	80%

ACL ON LOANS/LEASES AS A PERCENTAGE OF LOANS/LEASES
Quad City Bank and Trust (1)	1.82%	1.88%	1.95%
m2 Equipment Finance, LLC	3.55%	3.78%	2.63%
Cedar Rapids Bank and Trust (2)	1.73%	1.85%	2.35%
Community State Bank - Ankeny (2)	1.69%	1.73%	2.02%
Springfield First Community Bank (2)	1.27%	1.30%	1.23%

RETURN ON AVERAGE ASSETS
Quad City Bank and Trust (1)	1.86%	1.66%	1.52%	1.63%	0.99%
Cedar Rapids Bank and Trust	2.56%	3.93%	0.59%	2.85%	1.81%
Community State Bank - Ankeny	1.50%	1.17%	3.25%	1.17%	1.25%
Springfield First Community Bank	1.82%	2.09%	3.02%	1.73%	1.74%

NET INTEREST MARGIN PERCENTAGE (3)
Quad City Bank and Trust (1)	3.48%	3.47%	3.19%	3.36%	3.17%
Cedar Rapids Bank and Trust (4)	3.66%	3.68%	3.51%	3.62%	3.47%
Community State Bank - Ankeny (5)	3.52%	3.78%	3.77%	3.66%	3.89%
Springfield First Community Bank (6)	3.49%	3.67%	4.03%	3.56%	3.87%

ACQUISITION-RELATED AMORTIZATION/ACCRETION INCLUDED IN NET INTEREST MARGIN, NET
Cedar Rapids Bank and Trust	$21	$64	$103	$190	$430
Community State Bank - Ankeny	30	52	132	468	325
Springfield First Community Bank	89	376	880	844	2,671
QCR Holdings, Inc. (7)	(52)	(36)	(38)	(162)	(155)

(1)	Quad City Bank and Trust figures include m2 Equipment Finance, LLC, as this entity is wholly-owned and consolidated with the Bank. m2 Equipment Finance, LLC is also presented separately for certain (applicable) measurements.

(2)	Prior to adoption of ASU 2016-13 "CECL", upon acquisition and per GAAP, acquired loans were recorded at market value, which eliminates the allowance and impacts this ratio. There have been no acquisitions since adopting ASU 2016-13 "CECL", which requires an allowance to be established on acquired loans.

(3)	Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 21% tax rate.

(4)	Cedar Rapids Bank and Trust's net interest margin percentage includes various purchase accounting adjustments. Excluding those adjustments, net interest margin (Non-GAAP) would have been 3.65% for the quarter ended December 31, 2021, 3.66% for the quarter ended September 30, 2021 and 3.47% for the quarter ended December 31, 2020.

(5)	Community State Bank's net interest margin percentage includes various purchase accounting adjustments. Excluding those adjustments, net interest margin (Non-GAAP) would have been 3.50% for the quarter ended December 31, 2021, 3.75% for the quarter ended September 30, 2021 and 3.69% for the quarter ended December 31, 2020.

(6)	Springfield First Community Bank's net interest margin percentage includes various purchase accounting adjustments. Excluding those adjustments, net interest margin (Non-GAAP) would have been 3.50% for the quarter ended December 31, 2021, 3.53% for the quarter ended September 30, 2021 and 3.59% for the quarter ended December 31, 2020.

(7)	Relates to the trust preferred securities acquired as part of the Guaranty Bank acquisition in 2017 and the Community National Bank acquisition in 2013.

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

	As of
	December 31,	September 30,	June 30,	March 31,	December 31,
GAAP TO NON-GAAP RECONCILIATIONS	2021	2021	2021	2021	2020

	(dollars in thousands, except per share data)
TANGIBLE COMMON EQUITY TO TANGIBLE ASSETS RATIO (1)
Stockholders' equity (GAAP)	$677,010	$649,814	$630,476	$608,719	$593,793
Less: Intangible assets	83,415	83,923	84,431	84,939	85,447
Tangible common equity (non-GAAP)	$593,595	$565,891	$546,045	$523,780	$508,346

Total assets (GAAP)	$6,096,132	$6,014,508	$5,827,412	$5,667,394	$5,705,043
Less: Intangible assets	83,415	83,923	84,431	84,939	85,447
Tangible assets (non-GAAP)	$6,012,717	$5,930,585	$5,742,981	$5,582,455	$5,619,596

Tangible common equity to tangible assets ratio (non-GAAP)	9.87%	9.54%	9.51%	9.38%	9.05%

(1)	This ratio is a non-GAAP financial measure. The Company's management believes that this measurement is important to many investors in the marketplace who are interested in changes period-to-period in common equity. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to stockholders' equity and total assets, which are the most directly comparable GAAP financial measures.

QCR Holdings, Inc.

Consolidated Financial Highlights

(Unaudited)

	For the Quarter Ended					For the Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,	December 31,
GAAP TO NON-GAAP RECONCILIATIONS	2021	2021	2021	2021	2020	2021	2020

	(dollars in thousands, except per share data)
ADJUSTED NET INCOME (1)
Net income (GAAP)	$27,009	$31,565	$22,349	$17,982	$18,271	$98,905	$60,582

Less non-core items (post-tax) (2):
Income:
Securities gains(losses), net	-	-	(69)	-	487	$(69)	$1,962
Mark to Market gains (losses) on derivatives, net	77	(13)	(58)	129	-	135	$-
Gain on sale of loan	-	28	-	-	-	28
Loss on syndicated loan	-	-	-	-	(210)	-	$(210)
Total non-core income (non-GAAP)	$77	$15	$(127)	$129	$277	$94	$1,752

Expense:
Losses on debt extinguishment, net	$-	$-	$-	$-	$1,151	$-	$3,087
Goodwill impairment	-	-	-	-	-	-	500
Disposition costs	3	-	-	7	51	10	545
Acquisition costs (4)	493	-	-	-	-	493	-
Separation agreement	-	-	-	734	-	734	-
Post-acquisition compensation, transition and integration costs	-	-	-	-	20	-	169
Loss on sale of subsidiary	-	-	-	-	(102)	-	110
Total non-core expense (non-GAAP)	$496	$-	$-	$741	$1,119	$1,237	$4,411

Adjusted net income (non-GAAP) (1)	$27,428	$31,550	$22,476	$18,594	$19,113	$100,048	$63,241

ADJUSTED EARNINGS PER COMMON SHARE (1)

Adjusted net income (non-GAAP) (from above)	$27,428	$31,550	$22,476	$18,594	$19,113	$100,048	$63,241

Weighted average common shares outstanding	15,582,276	15,635,123	15,813,932	15,803,643	15,775,596	15,708,744	15,771,650
Weighted average common and common equivalent shares outstanding	15,838,246	15,869,798	16,045,239	16,025,548	15,973,054	15,944,708	15,952,637

Adjusted earnings per common share (non-GAAP):
Basic	$1.76	$2.02	$1.42	$1.18	$1.21	$6.37	$4.01
Diluted	$1.73	$1.99	$1.40	$1.16	$1.20	$6.27	$3.96

ADJUSTED RETURN ON AVERAGE ASSETS (1)

Adjusted net income (non-GAAP) (from above)	$27,428	$31,550	$22,476	$18,594	$19,113	$100,048	$63,241

Average Assets	$6,121,446	$5,982,583	$5,761,314	$5,691,097	$5,842,299	$5,890,042	$5,604,074

Adjusted return on average assets (annualized) (non-GAAP)	1.79%	2.11%	1.56%	1.31%	1.31%	1.70%	1.13%

NET INTEREST MARGIN (TEY) (4)

Net interest income (GAAP)	$46,513	$46,229	$43,516	$41,975	$43,707	$178,233	$166,950

Plus: Tax equivalent adjustment (3)	2,800	2,708	2,444	2,267	2,631	10,211	8,216

Net interest income - tax equivalent (Non-GAAP)	$49,313	$48,937	$45,960	$44,242	$46,338	$188,444	$175,166

Less: Acquisition accounting net accretion	88	456	291	504	1,077	1,340	3,271

Adjusted net interest income	$49,225	$48,481	$45,669	$43,738	$45,261	$187,104	$171,895

Average earning assets	$5,602,222	$5,451,571	$5,320,881	$5,218,198	$5,345,677	$5,398,868	$5,085,659

Net interest margin (GAAP)	3.29%	3.36%	3.28%	3.26%	3.25%	3.30%	3.28%
Net interest margin (TEY) (Non-GAAP)	3.50%	3.56%	3.46%	3.43%	3.45%	3.49%	3.44%
Adjusted net interest margin (TEY) (Non-GAAP)	3.49%	3.53%	3.44%	3.40%	3.37%	3.47%	3.38%

EFFICIENCY RATIO (5)

Noninterest expense (GAAP)	$39,412	$41,387	$35,675	$37,228	$46,364	$153,702	$151,755

Net interest income (GAAP)	$46,513	$46,229	$43,516	$41,975	$43,707	$178,233	$166,950
Noninterest income (GAAP)	22,985	34,652	19,296	23,489	32,017	100,422	113,798
Total income	$69,498	$80,881	$62,812	$65,464	$75,724	$278,655	$280,748

Efficiency ratio (noninterest expense/total income) (Non-GAAP)	56.71%	51.17%	56.80%	56.87%	61.23%	55.16%	54.05%

ALLOWANCE FOR CREDIT LOSSES ON LOANS/LEASES TO TOTAL LOANS/LEASES, EXCLUDING PPP LOANS (6)

Allowance for credit losses on loans and leases	$78,721	$80,670	$78,894	$81,831	$84,376	$78,721	$84,376

Total loans and leases	$4,680,132	$4,599,730	$4,417,705	$4,361,051	$4,251,129	$4,680,132	$4,251,129
Less: PPP loans	28,181	83,575	147,506	243,860	273,146	28,181	273,146
Total loans and leases, excluding PPP loans	$4,651,951	$4,516,155	$4,270,199	$4,117,191	$3,977,983	$4,651,951	$3,977,983

Allowance for credit losses on loans and leases to total loans and leases, excluding PPP loans	1.69%	1.79%	1.85%	1.99%	2.12%	1.69%	2.12%

LOAN GROWTH ANNUALIZED, EXCLUDING PPP LOANS
Total loans and leases	$4,680,132	$4,599,730	$4,417,705	$4,361,051	$4,251,129	$4,680,132	$4,251,129
Less: PPP loans	28,181	83,575	147,506	243,860	273,146	28,181	273,146
Total loans and leases, excluding PPP loans	$4,651,951	$4,516,155	$4,270,199	$4,117,191	$3,977,983	$4,651,951	$3,977,983

Loan growth annualized, excluding PPP loans	12.03%	23.04%	14.87%	14.00%	9.00%	16.94%	7.80%

(1)	Adjusted net income, Adjusted net income attributable to QCR Holdings, Inc. common stockholders, Adjusted earnings per common share and Adjusted return on average assets are non-GAAP financial measures. The Company's management believes that these measurements are important to investors as they exclude non-recurring income and expense items, therefore, they provide a more realistic run-rate for future periods. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to net income, which is the most directly comparable GAAP financial measure.
(2)	Nonrecurring items (post-tax) are calculated using an estimated effective tax rate of 21% with the exception of goodwill impairment which is not deductible for tax and gain/loss on sale of assets and liabilities of subsidary has an estimated effective tax rate of 30.5%.
(3)	Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 21%.
(4)	Net interest margin (TEY) is a non-GAAP financial measure. The Company's management utilizes this measurement to take into account the tax benefit associated with certain loans and securities. It is also standard industry practice to measure net interest margin using tax-equivalent measures. In compliance with applicable rules of the SEC, this non-GAAP measure is reconciled to net interest income, which is the most directly comparable GAAP financial measure. In addition, the Company calculates net interest margin without the impact of acquisition accounting net accretion as this can fluctuate and it's difficult to provide a more realistic run-rate for future periods.
(5)	Efficiency ratio is a non-GAAP measure. The Company's management utilizes this ratio to compare to industry peers. The ratio is used to calculate overhead as a percentage of revenue. In compliance with the applicable rules of the SEC, this non-GAAP measure is reconciled to noninterest expense, net interest income and noninterest income, which are the most directly comparable GAAP financial measures.
(6)	Allowance for credit losses on loans and leases to total loans and leases, excluding PPP loans is a non-GAAP measure. The Company's management utilizes this ratio to remove from the allowance calculation the impact of PPP loans which are fully guaranteed by the federal government and for which these loans have no allowance for loan and lease loss allocation.